Exhibit 99.1

First Towers & Fiber Corp. Owns The Largest Dark Fiber Network In Central Mexico

Toronto, Ontario--(Newsfile Corp. – February 27, 2026) - Akanda Corp. (NASDAQ: AKAN) (“Akanda”) and its 100% owned subsidiary First Towers & Fiber Corp. (“FTF” or the “Company”), an emerging telecommunications infrastructure developer in Mexico, announced today plans to further expand the leasing of its approximately 700-kilometre dark fiber optic network located in Central Mexico. The network represents the largest dark fiber infrastructure in the region, serving several of Mexico’s most active industrial corridors and fastest-growing state economies.

The network was constructed following the execution of a 20-year long-term dark fiber lease agreement with Telefónica, the Spanish multinational telecommunications company, which serves as the Company’s anchor tenant. Telefónica currently leases two fiber pairs from a total of 24 available fiber pairs on the network, leaving significant remaining capacity available for additional customers.

FTF also leases dark fiber capacity to Marcatel, a rapidly growing telecommunications provider in Mexico. The network was designed with scalability and redundancy to support multiple additional tenants and incremental leasing opportunities, allowing the Company to increase recurring revenue with limited incremental capital investment.

The Company plans to pursue additional dark fiber lease agreements beginning in 2026, leveraging its established regional presence, operating experience, and relationships within the telecommunications sector.

Chris Cooper, President of First Towers & Fiber Corp., stated:

“Our dark fiber network was intentionally designed to support long-term scalability. We believe the significant available capacity within the network, combined with increasing demand for high-capacity fiber infrastructure, positions the Company to pursue additional leasing opportunities and enhance recurring revenue over time.”

FTF believes that continued leasing of its dark fiber assets will further strengthen its role as a shared telecommunications infrastructure provider supporting growing connectivity requirements across Central Mexico.

About First Towers & Fiber Corp.

First Towers & Fiber Corp. is an emerging developer of telecommunications infrastructure in Mexico, specializing in cellular tower construction and dark fiber networks. FTF partners with national carriers and technology providers to deliver scalable, reliable, and future-ready connectivity solutions, driving both commercial growth and digital inclusion.

For further information, contact:

AKANDA CORP. GENERAL ENQUIRIES
E: ir@akandacorp.com

Forward-Looking Statements

This press release contains ” forward-looking statements.” Such statements which are not purely historical (including, but not limited to statements that contain words such as “will,” “believes,” “plans,” “anticipates,” “expects,” “intends,” “would,” “could” and “estimates”) are forward-looking statements and include any statements regarding beliefs, plans, expectations or intentions regarding the future.

Important factors, among others, that may affect actual results or outcomes include: (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) failure to realize the anticipated benefits of Akanda’s acquisition of FTF; (iii) the limited operating history of each of Akanda and FTF; (iv) the ability of Akanda and its subsidiaries (collectively, “Akanda Group”) to grow and manage growth effectively; (v) the ability of Akanda Group to execute their business plans; (vi) estimates of the size of the markets for Akanda Group’s products and services; (vii) the rate and degree of market acceptance of Akanda Group’s products and services; (viii) Akanda Group’s ability to identify and integrate acquisitions; (ix) future investments in technology and operations; (x) potential litigation involving Akanda Group; (xi) risks relating to the uncertainty of projected financial information; (xii) the effects of competition on Akanda Group’s businesses; (xiii) developments and changes in laws and regulations; (xiv) the impact of significant investigative, regulatory or legal proceedings; (xv) general economic and market conditions impacting demand for Akanda Group’s products and services; (xvi) the ability to meet Nasdaq’s listing standards; (xvii) the ability of Akanda to raise capital, and to issue equity or equity-linked securities in the future; (xviii) the ability of Akanda to manage its significant debt load and liabilities; and (xix) such other risks and uncertainties as are discussed in Akanda’s Annual Report on Form 20-F filed with the SEC or in other documents Akanda files from time to time with the SEC. Akanda expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Akanda’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Actual results could differ from those projected in any forward-looking statements due to numerous factors. These forward-looking statements are made as of the date of this press release, and Akanda assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements, except as required by law. Although Akanda believes that the beliefs, plans, expectations and intentions contained in this press release are reasonable, there can be no assurance that such beliefs, plans, expectations or intentions will prove to be accurate. Investors should consult all of the information set forth herein and should also refer to the risk factors disclosure outlined in Akanda’s reports and statements filed from time-to-time with the Securities and Exchange Commission.